UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Saxon Capital, Inc. (the “Company”) is furnishing the text of its Investor Presentation entitled, “Saxon Fourth Quarter 2005 Presentation” (the “Presentation”), included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission’s Regulation FD. The materials also will be posted to the Company's website at www.saxonmortgage.com. The Company expects to use the Presentation, possibly with variations, at meetings with various members of the financial and investment community, from time to time, on or after March 31, 2006. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality or completeness of any information in this report that is required to be disclosed solely by reason of Regulation FD nor as to whether investors should consider this information before making an investment decision with respect to any security of the Company or its affiliates.

The Presentation is summary information that is intended to be considered in the context of the Company’s SEC filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	SAXON CAPITAL, INC.
	By: /s/ Robert B. Eastep
	Robert B. Eastep Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1 Text of presentation materials.

EXHIBIT 99.1


SAX
LISTED
NYSE
Saxon Capital, Inc.
December 31, 2005

Forward Looking Statement

Statements in this presentation other than statements of historical fact, are “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon’s future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon’s ability to successfully implement its growth strategy, (iii) Saxon’s ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon’s loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon’s servicing platform and technological capabilities, (viii) Saxon’s ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon’s industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this presentation is as of March 31, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

Saxon Capital, Inc.℠

Who We Are

Saxon is a residential mortgage *lender* and servicer that manages a portfolio of mortgage assets. Saxon originates, purchases, securitizes, and services real property secured mortgages, and elects to be treated as a real estate investment trust (REIT) for federal tax purposes.

Saxon Capital, Inc.

Taxable REIT Subsidiary (TRS)

Production and Servicing Channels

Saxon Mortgage, Inc.®

Saxon Mortgage Services, Inc.℠

Qualified REIT Subsidiary (QRS)

Owned Portfolio

Core Competencies

Originate/ Purchase Mortgage Loans → Securitize → Loan Performance

Originate/ Purchase Mortgage Loans	Securitize	Loan Performance
Underwriting	CapitalMarkets	Servicing

Saxon Capital, Inc.

Saxon's Strategy


Growth in Dividend and Capital
Portfolio Growth
Investment In Technology
Breadth Of Product Line
3rd Party Servicing Growth

Saxon Capital, Inc.

Saxon's Strategy

QRS	TRS
• Growth in Owned Portfolio • Maintain Pricing Discipline • Maintain Credit Discipline	• Growth in Originations • Growth in 3rd Party Servicing • Technology investments to drive costs down • Whole loan sales

Saxon Capital, Inc.

Saxon's Proven Track Record



Diluted EPS
$2.91
$2.25
$2.18
($0.56)
($0.06)
2001 (Q3-Q4)
2002
2003
2004
2005
Return on Equity
24.3%
23.6%
18.8%
(0.7)%
4Q 2001
2002
2003
2004
2005
(15.5)%
Revenues
$254,970
$258,522
$217,056
$88,336
$11,379
7/6/01 to
12/31/01
2002
2003
2004
2005
Shareholders' Equity (000's)
$587,073
$593,135
$313,730
$242,436
$242,584
2001
2002
2003
2004
2005

Data as of 12/31/05

Saxon Capital, Inc.

Sources of Portfolio Growth


Retail
21.3%
Wholesale
45.1%
Portfolio
Growth
Correspondent
Flow
28.0%
Correspondent Bulk
5.6%

Originations 12/31/01 – 12/31/05

Production ($ in millions)


$2,088
$2,334
$2,296
$2,843
$3,495
$3,349
2000
2001
2002
2003
2004
2005
Does not include called loans.

Data as of 12/31/05

Saxon Capital, Inc.

Portfolio Geographic Dispersion


CA = 22%
5.0 - 9.0 %
3.0 - 5.0 %
2.0 - 3.0 %
1.0 - 2.0 %
.05 - 1.0 %
.01 - .05 %
WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
CT
RI
DE
AK

Data as of 12/31//05

Saxon Capital, Inc.

Fourth Quarter 2005

Production Statistics

Credit Score	Funded Volume (000's)	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$198,097	21.81%	7.75%	7.45%	687	81.38%
601-650	$304,548	33.53%	7.84%	7.62%	623	80.88%
551-600	$276,936	30.49%	8.12%	7.96%	577	77.67%
526-550	$63,762	7.02%	8.70%	8.57%	538	74.42%
< 525	$63,580	7.00%	9.03%	8.90%	511	72.26%
N/A**	$1,362	0.15%	8.34%	8.82%	N/A	68.50%
Totals	**$908,286**	**100%**	**7.98%**	**7.87%**	**609**	**78.93%**

** These loans have unavailable credit scores

WA = Weighted Average



12-Mth Bank Statements 4%
Stated Doc 29%
Limited Doc. 2%
Full Doc. 65%



Fixed 24%
2 Yr Hybrid 20%
3-5 Yr Hybrid 16%
I/O ARM 24%
40/30 ARM 16%

Data as of 12/31/05

Saxon Capital, Inc.


SAX
LISTED
NYSE
Credit & Servicing Statistics

Servicing Portfolio


$24.0
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
2001
2002
2003
2004
2005
$18.4 billion
= 74%
$6.4 billion
= 26%
Owned
Third Party

Data as of 12/31/05

Saxon Capital, Inc.

Credit Grade Migration

Credit Score*	2005	2004	2003	2002	2001	2000	1999
> 650	24.98%	31.11%	44.32%	29.19%	17.94%	6.61%	5.51%
601-650	33.90%	30.94%	20.56%	24.56%	18.48%	11.19%	14.57%
551-600	28.02%	23.35%	23.22%	29.28%	35.65%	40.93%	44.47%
526-550	7.22%	7.84%	7.35%	11.08%	16.60%	23.06%	19.85%
< 525	5.74%	6.40%	4.16%	5.89%	11.33%	18.21%	15.58%
Other	0.13%	0.36%	0.39%	-	-	-	-

Data as of 12/31/05

Saxon Capital, Inc.

Performance: Static Pool Delinquency



35%
30%
25%
20%
15%
10%
5%
0%
Serious Delinquency %
2000
2001
1999
1998
2002
2003
1996-97
2004
2005
Total SCI
1
8
15
22
29
36
43
50
57
64
71
78
85
92
99
106
Time (in months)

Data as of 12/31/05

Outstanding Portfolio Balance by Year:

1996 – 2000 = 9.1%	2003 = 17.3%
2001 = 5.3%	2004 = 38.7%
2002 = 8.5%	2005 = 21.0%

Saxon Capital, Inc.

Performance: Saxon Portfolio Static Pool Losses

by Year of Origination



5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% of Original Balance
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70
Time (in months)
SAXN 2001
SAXN 2002
SAXN 2003
SAXN 2004
2001 Proj
2002 Proj
2003 Proj
2004 Proj

Data as of 12/31/05

Saxon Capital, Inc.

Performance: Static Pool Losses

by Year of Origination



6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
% of Original Balance
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93 97 101 105 109 113 117
Time (in months)
2000
1999
1998
2001
1997
1996
2002
2003
Total SCI

Total Cumulative Losses:

1998 = 4.10% 2001 = 3.78% 2004 = 0.10%

1999 = 5.12% 2002 = 1.67%

2000 = 5.64% 2003 = 0.45%

Data as of 12/31/05

Saxon Capital, Inc.

Loss Severity

Decline in Asset value= 1- Sales Price/UPB
Severity= Losses / UPB



Loss Severity
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
608 1198 533 660 1149 1049 614 693 757 666 469 237 288 151 76 109 94 40 17 9 3
Loans in a Security
4,726 8,735 3,726 4,695 7,821 6,861 4,433 4,697 5,768 5,846 7,249 4,613 7,049 4,887 3,667 6,311 7,544 7,623 5,490 5,573 4,369
1999-02 1999-03 1999-05 2000-01 2000-02 2000-03 2000-04 2001-01 2001-02 2001-03 2002-01 2002-02 2002-03 2003-01 2003-2 2003-3 2004-1 2004-2 2004-3 2005-1 2005-2 Total
Decline In Asset Value
Liquidation Expenses
Interest Advances

Data as of 12/31/05

Saxon Capital, Inc.

Performance: 2004 Delinquency by Credit Score

Saxon vs. Peer Group


Benchmark
Saxon
Lender A
Lender B
Lender C
Lender D
Lender F
Lender G
Lender H
Lender E
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
OTS Method: 60+ Delinquency
< 500
500 - 519
520 - 539
540 - 559
560 - 579
580 - 599
600 - 619
620 - 639
640 - 659
660 - 679
> 680

Benchmark Securities:

ABFC, ABS, ACE, AMERIQUEST, ARC/SASCO, ARGENT, BEAR STEARNS, C-BASS, CENTEX, CHASE FUNDING, COUNTRYWIDE, CSFB, DELTA, DLJ, EQUICREDIT, EQUITY ONE, FIELDSTONE, FIRST FRANKLIN, FREMONT, GSAMP/GSMPS, LONG BEACH, MASTR, MERRILL LYNCH, MORGAN STANLEY, NEW CENT

Data as of 12/31/05

SOURCE: LPS Truestandings PERIOD: EOM, October 2005

Saxon Capital, Inc.

Summary

Strong Management

- SAX's management team has one of the strongest reputations in the industry.
- Team has been together since pre-divestiture.

Existing Portfolio

- SAX has been building its on-balance sheet portfolio since 2001.
- Portfolio at 12/31/05 is $6.4 billion.

Servicing Platform

- SAX has a servicing platform that is highly rated and scalable.
- Servicing business will grow TRS and SAX equity base.

Discipline

- SAX has a culture of discipline in growth, credit, and servicing.
- Creating assets for our balance sheet and managing a REIT require similar discipline.

Saxon Capital, Inc.


SAX
LISTED
NYSE
Thank You for Your Investment
www.saxonmortgage.com